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Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

	Year ended December 31,
In millions of dollars, except for ratios	2004	2003	2002(2)	2001(2)	2000(1)(2)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$13,262	$10,364	$12,659	$20,090	$23,072
Interest factor in rent expense	493	466	451	444	416
Dividends—Preferred Stock	95	103	126	168	180

Total fixed charges	$13,850	$10,933	$13,236	$20,702	$23,668

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$24,182	$26,333	$20,537	$20,519	$19,297
Fixed charges (excluding preferred stock dividends)	13,755	10,830	13,110	20,534	23,488

Total income	$37,937	$37,163	$33,647	$41,053	$42,785

Ratio of income to fixed charges excluding interest on deposits	2.74	3.40	2.54	1.98	1.81

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$22,086	$17,271	$21,248	$31,793	$36,459
Interest factor in rent expense	493	466	451	444	416
Dividends—Preferred Stock	95	103	126	168	180

Total fixed charges	$22,674	$17,840	$21,825	$32,405	$37,055

Income
Income from continuing operations before taxes, minority interest
and cumulative effect of accounting changes	$24,182	$26,333	$20,537	$20,519	$19,297
Fixed charges (excluding preferred stock dividends)	22,579	17,737	21,699	32,237	36,875

Total income	$46,761	$44,070	$42,236	$52,756	$56,172

Ratio of income to fixed charges including interest on deposits	2.06	2.47	1.94	1.63	1.52

(1)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests.

(2)
On Aug 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly-owned subsidiary of Citigroup on Dec 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

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Exhibit 12.02